Exhibit No. 2.1.

Form of Purchase and Sale Agreement dated February 13, 2004 by and between Kaupulehu Developments and WB KD Acquisition, LLC.

PURCHASE AND SALE AGREEMENT

By and Between

KAUPULEHU DEVELOPMENTS,

a Hawaii general partnership,

as Seller

and

WB KD ACQUISITION, LLC,

a Delaware limited liability company,

as Developer

February 13, 2004

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into this 13th day of February, 2004, by and between KAUPULEHU DEVELOPMENTS, a Hawaii general partnership (“Seller”), and WB KD ACQUISITION, LLC, a Delaware limited liability company (herein referred to as the “Developer”).

R E C I T A L S:

A.            Capitalized terms used herein shall have the meanings set forth in the text or in Article 14 of this Agreement.

B.            Seller is the ground lessee under the Original Ground Lease with Kamehameha Schools (“KS”) whereby Seller has a leasehold interest in and to certain real property referred to as Lot 4 situated in Kaupulehu, North Kona, Big Island, Hawaii (“Lot 4”).

C.            Seller has subdivided Lot 4 into three (3) separate parcels, configured as shown on the plan attached hereto as Exhibit A (“Lot 4A”, “Lot 4B” and “Lot 4C”).

D.            Developer desires to purchase Seller’s interest in Lot 4A on the terms and conditions set forth herein.  A legal description of Lot 4A is attached hereto as Exhibit B.  Seller has transferred its entire interest in Lot 4B to a third party.  Seller will retain its leasehold interest in Lot 4C.

E.             Seller and Developer have negotiated with KS the terms and conditions of a new and separate lease to Lot 4A to be issued by KS to Developer at Closing (the “Lot 4A Lease”).

F.             After the acquisition of the Lot 4A Lease at Closing, Developer intends to further subdivide Lot 4A into two (2) development increments referred to herein as “Increment 1” and “Increment 2” as described below.

G.            Lot 4A is approximately 877 acres in area, of which approximately 241 acres are within the Coastal Planning Area Subzones and approximately 636 acres are developable.  Seller and Developer contemplate that Increments 1 and 2 will be developed in a manner generally consistent with the concept plan dated June 9, 2003 attached hereto as Exhibit C (the “Concept Plan”) with Increments 1 and 2 described as follows:

1.             Increment 1 – approximately 80 single-family lots situated within that portion of Lot 4A shown on the map attached hereto as Exhibit C as Areas B, C1, C2, D1, D2, E, Beach Club, and Interpretive Center, upon which will be constructed the Phase I Beach Club, the Interpretive Center and Public Access Facilities, and the Residential Subdivisions - Increment 1; and

2.             Increment 2 — means and includes that portion of Lot 4A shown on Exhibit C as Areas A, F, G2 and H, Golf, and Golf Clubhouse, upon which the developer of

 Increment 2 may construct single-family units, multi-family units, the Golf Course, the Golf Clubhouse, and the Phase II Beach Club.

The approximate area of and the number of Units to be developed on each Residential Area are shown on the Concept Plan.

All residential components within Increments 1 and 2 (i.e. all single-family lots, multi-family units and fractional ownerships) will be sold in fee simple.  The non-residential components (e.g. Beach Club, Golf Course, Club House, and Coastal Planning Area Subzones) will remain in leasehold with KS, all pursuant to the terms of the Lot 4A Lease, except that the roadways will be conveyed to the community association(s) in fee simple and portions of the Coastal Planning Area Subzones and open spaces may be conveyed in fee simple to the community association(s) or to the purchasers of Residential Units.

H.            Developer intends to subdivide the residential areas shown on the Concept Plan (the “Residential Areas”) into smaller single-family residential lots and/or to construct condominium units or fractional ownership units or projects within such Residential Areas.  Such single-family lots or condominium units or fractional interests in such fractional ownership units are herein below sometimes referred to as “Residential Units” or simply “Units”.  Those Residential Areas or Residential Units remaining unsold from time to time during the term of this Agreement are herein below referred to as the “Remaining Residential Areas” and the “Remaining Residential Units” respectively.

I.              Seller and Developer desire to set forth their general understanding herein as to the terms and conditions on which Seller and Developer might contract to proceed with the joint development of the Increment 2 Property.  In the event that Seller and Developer are unable to agree on such joint development, then Increment 2 will be reconveyed to Seller all as more particularly described in Article 12 of this Agreement.

J.             Seller and Developer intend and agree that this Agreement supercedes the Purchase and Sale Agreement attached as Exhibit A to the February 27, 2003 Letter of Intent entered into between them.

A G R E E M E N T:

NOW, THEREFORE, IN CONSIDERATION of the foregoing and the mutual agreements herein set forth, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Developer agree as follows:

ARTICLE 1
THE PROPERTY

Seller hereby agrees to sell and convey to Developer and Developer hereby agrees to purchase and accept from Seller, subject to the terms and conditions set forth herein, and subject to Seller’s Retained Rights as defined in Section 11.6 below, the following:

1.1           Seller’s Leasehold Interest in and to Lot 4A.  All of Seller’s real property rights in and to Lot 4A.  KS will issue a new Lot 4A Lease to Developer at Closing.

1.2           Appurtenances.  All of Seller’s rights, privileges and easements appurtenant to and for the benefit of the Lot 4A, including, without limitation, all minerals, oil, gas and other hydrocarbon substances on and under Lot 4A, as well as all development rights, including, but not limited to, all development agreements affecting Lot 4A and all entitlements, air rights, water, water rights and water stock relating to Lot 4A and any and all easements, rights-of-way or appurtenances leased to Seller and used in connection with the beneficial operation, use and enjoyment of Lot 4A and/or the Intangible Property, together with all rights of Seller in and to roadways or easement areas adjacent thereto or used in connection therewith (all of which are collectively referred to as the “Appurtenances”).

1.3           Intangible Property.  Any and all intangible personal properties owned by Seller which are necessary or useful in connection with the ownership, improvement or operation of the Property, including, but not limited to, all contracts, warranties, guaranties, permits, licenses, certificates, approvals, reports, surveys and maps (the “Intangible Property”).  The Intangible Property shall be assigned to Developer pursuant to one or more assignments (“Assignments of Intangible Property”) except that the water rights to be assigned by Seller shall be assigned by “Assignment of Water Rights”.

1.4           Other Interests.  Any and all of Seller’s other rights, title, interest, privileges and appurtenances in any way related to, or used in connection with the development, improvement, or operation of Lot 4A.

All of the items described in Sections 1.1, 1.2, 1.3 and 1.4 above are hereinafter collectively referred to as the “Property.”  The items described in Sections 1.1 and 1.2 above are hereinafter referred to collectively as the “Real Property.”

1.5           Further Assurances.  At Developer’s reasonable request from time to time, Seller shall execute and deliver any documents or instruments and take any other steps necessary, in each case, to more fully effectuate the transfer and conveyance to Developer of any and all Property described or referenced above.

ARTICLE 2
PURCHASE PRICE; PAYMENTS; MEMORANDUM OF AGREEMENT

2.1           Purchase Price for the Increment 1 Property.  The purchase price for the Increment 1 Property shall be the sum of (a) ELEVEN MILLION FIVE HUNDRED FIFTY THOUSAND and NO/100 DOLLARS ($11,550,000.00) (the “Closing Payment”), plus (b) all payments and fees paid and to be paid by Developer pursuant to Sections 2.3 and 2.5 (the Closing Payment, and the payments described in Item (b) of this sentence are referred to herein as the “Purchase Price”).  The Closing Payment portion of the Purchase Price shall be adjusted to account for the prorations contemplated in Section 5.6 hereof.

2.2           Escrow Instructions.  A signed copy of this Agreement, or a mutually agreed upon short form thereof, shall be deposited with Title Guaranty Escrow Services, Inc. (the “Escrow Holder”), and shall serve as the escrow instructions, together with such further instructions (the “Escrow Instructions”), if any, as the parties shall provide by written agreement.  Seller, Developer and Escrow Holder agree and acknowledge that this Agreement shall replace and supercede those certain escrow instructions by and between Developer and the Escrow Holder dated as of February 26, 2002.

2.3           Payment of Purchase Price.

(a)           Closing Payment.  The Closing Payment shall be paid by Developer into Escrow prior to Closing by wire transfer of immediately available funds in accordance with wiring instructions to be provided by the Escrow Holder.

(b)           Percentage Payments.  Except as provided in Section 2.3(d) below, and only with regard to initial sales to ultimate users (and not on resales by such ultimate users), Developer will make payments to Seller from any and all gross proceeds generated from sales of lots from the Increment 1 Real Property (the “Percentage Payments”) as follows:

(i)            Increment 1: Single-Family Lots.  Seller will receive 9% of the gross proceeds generated from the sale by Developer of all single-family lots in Increment 1 of the Real Property.  “Gross proceeds” for purposes of Section 2.3(b)(i) shall mean the actual and full consideration paid by the purchaser for the Unit, being the amount subject to the conveyance tax imposed by HRS §247-2.  Notwithstanding the above, if and when the aggregate gross proceeds from the sale of single-family lots in Increment 1 exceed $100,000,000.00, Seller will receive the following percentages of such aggregate gross proceeds:

Aggregate Gross Proceeds	Percentage Payment

More than $100,000,000 but less than $300,000,000	10%

More than $300,000,000	14%

(ii)           Single Family Lots Only/Club Memberships.  Unless Seller and Developer are able to agree in advance on how the sales proceeds will be allocated between an Increment 1 single family lot and a residence to be constructed by Developer on it, all sales from Increment 1 shall be sales of single family lots sold without a residence.  Developer agrees to offer all purchasers of single family lots in Increment 1 the option to apply for (a) a membership in the Lot 4A Beach Club ensuring the purchaser the right of full use of the Beach Club’s facilities, subject to the membership rules, rates and regulations then in effect, as they may be amended from time to time, and (b) a membership in the Kukio Golf and Beach Club on the terms and conditions set forth in that certain “Kukio Agreement” referenced in Section 14 of Article IV of the Lot 4A Lease.  Developer agrees to construct or bond to completion Phase I of the Lot 4A Beach Club according to the timetable to be set forth in Section 11.b. of Article IV of the Lot 4A Lease.

(iii)          Payment Procedure.  Developer shall use commercially reasonable efforts to provide Seller written notice of each Unit sale not less than five (5) business days prior to its closing and, except as otherwise provided in Section 2.3(d) below, shall instruct the escrow for each such sale to pay the Percentage Payment directly to Seller at closing.  If Developer provides purchase money financing to the purchaser of a Unit, then Developer may either, at Developer’s option, (1) pay all of the applicable Percentage Payment for such Unit at closing of the sale, or (2) pay to Seller the Percentage Payment with respect to the cash portion of the purchase price received by Developer from the purchaser at the closing and pay to Seller the Percentage Payment with respect to the sales price financed and the interest thereon paid by the purchaser within 10 days after Developer’s receipt of payment from the purchaser.  For example, assume that Developer sells a Unit for the price of $5,000,000.00 by providing $2,000,000.00 in purchase money financing to the Unit purchaser payable pursuant to the terms of a promissory note, and that one year after the sale closes receives payment of $1,000,000.00 plus $180,000.00 in interest pursuant to the promissory note.  In such case, (i) upon the initial closing, Developer shall pay to Seller the Percentage Payment based on the $3,000,000.00 received by Developer at closing, (ii) within 10 days after receiving the $1,180,000.00 payment of principal and interest, Developer shall make the Percentage Payment applicable to the $1,180,000.00, and (iii) within 10 days after receiving subsequent payments under the promissory note, the applicable Percentage Payment shall be made to Seller.  Developer shall promptly provide Seller with copies of any note, mortgage or other document used by Developer to finance the purchase of any Unit, and any amendments thereto.  Developer shall also provide Seller with copies of the monthly loan statements issued to each purchaser/mortgagor financed by Developer or with a separate statement containing the same or substantially the same information with respect to each loan.  For the purpose of determining whether the aggregate gross proceeds from the sale of Units in Increment 1 have exceeded the $100,000,000.00 or $300,000,000.00 thresholds under Section 2.3(b)(i), such gross proceeds shall include the financed portion of each sale, i.e. the principal amount loaned, but not any interest thereon, at such time(s) as such portion is collected by Developer.

(iv)          Release of Units.  Seller shall provide an executed partial release in recordable form releasing all of its interest in a particular Unit in connection with the closing of each sale to an ultimate user within five (5) business days of Developer’s request therefor.  To avoid any situation where the closing of a sale of a Unit cannot occur due to Seller’s untimely execution of the partial release mentioned above, and within five (5) business days of Developer’s written request therefor, Seller shall execute and deposit with the escrow designated by Developer partial releases with respect to any Unit sale which Developer anticipates closing within sixty (60) days of the request, together with instructions authorizing escrow to release the Units from Seller’s interest at closing, conditioned on payment to Seller at closing of the applicable Percentage Payment from the sale of the Unit.

(c)           Bona Fide Sales.  All sales of Units to ultimate users and all other sales of Units with respect to which Seller is entitled to receive any Percentage Payment, shall be for a fair market value or bona fide sales negotiated in good faith at arm’s length.

(d)           Minimum Payments.  If prior to December 31, 2005, Developer has not made payments of Percentage Payments to Seller pursuant to Section 2.3(b) above equal to or greater than $2,500,000.00 in the aggregate, then Developer shall pay to Seller the amount by which the aggregate amount of all prior Percentage Payments made by Developer to Seller under Section 2.3(b) is less than $2,500,000.00.  If prior to December 31, 2006, Developer has not made payments of Percentage Payments, including payments required under this Section 2.3(d) in lieu of Percentage Payments, in an amount equal to or greater than $5,000,000.00 in the aggregate, then Developer shall pay to Seller the amount by which the aggregate amount of all such payments is less than $5,000,000.00.  Any additional payments made by Developer under this Section 2.3(d) shall be credited against Developer’s obligation to make Percentage Payments with respect to the subsequent sale of Units.

(e)           Reimbursement.  If Developer makes any Percentage Payment to Seller with respect to a Unit sale which is subsequently rescinded or modified, and if Developer refunds all or part of the gross proceeds from the sale of the Unit on which the Percentage Payment to Seller was based to the purchaser of the Unit, then Seller will promptly repay such Percentage Payment, or portion thereof allocable to the gross proceeds returned to the Unit purchaser, to Developer.

(f)            No Payments for Non-Residential Areas in Increment 1.  Except as set forth above, no other payments shall be due to Seller for purchase of the Increment 1 Property.  No additional payments shall be payable to Seller with respect to the Beach Club, roadways, Coastal Planning Area Subzones, open spaces, and other non-residential areas.

2.4           Memorandum of Agreement.  Seller and Developer shall execute and deliver to the Escrow Holder at Closing a Memorandum of Agreement providing notice of Seller’s Retained Rights and in the form and substance of Exhibit D attached hereto (the “Memorandum”), which Memorandum shall be recorded in the Bureau of Conveyances of the State of Hawaii (the “Bureau of Conveyances”) at the Closing and shall encumber the Real Property.

2.5           Interim Payments.  Developer shall pay to Seller $50,000.00 per month (each such payment is hereinafter referred to as an “Interim Payment” and collectively as the “Interim Payments”), with the first Interim Payment having been paid on or about March 1, 2003, with subsequent Interim Payments having been paid on or about the first day of each calendar month thereafter, and with Interim Payments continuing until the date of termination of payment described below.  Payment of the Interim Payments shall terminate on the first to occur of the following:

(a)           the termination of this Agreement prior to Closing;

(b)           if all or substantially all of the Increment 1 Property shall be taken by condemnation;

(c)           the date of the closing of the final sale of fifty percent (50%) or more of the single family lots in Increment 1 to ultimate users; and

(d)           Developer’s payment to Seller of Interim Payments in the aggregate amount of $1,500,000.00 (including Interim Payments made by Developer under its February 27, 2003 letter agreement with Seller).

Developer and Seller confirm and agree that as of the date of this Agreement, Developer has paid Seller Interim Payments in the aggregate amount of $550,000.00 which aggregate amount includes the Interim Payment due January 1, 2004.

ARTICLE 3
TITLE TO PROPERTY

3.1           Title Report.  A pro forma title report (the “Title Report”) prepared and issued by the Escrow Holder’s affiliate, Title Guaranty of Hawaii, Inc. (the “Title Company”), and covering the Real Property is attached hereto as Exhibit E.  All exceptions to the title to, and/or encumbrances against the Real Property shown on the Title Report, together with Seller’s Retained Rights, the interests of KMV and KVA in the Real Property described in Exhibit G hereto, and any obligation of the developer of Lot 4A to reimburse KMV for certain additional costs incurred by KMV for the benefit of Lot 4A, all as itemized in Exhibit G hereto, shall be deemed “Permitted Exceptions” for all purposes of this Agreement.

3.2           Title.  At the Closing, Seller shall convey to Developer, or cause KS to convey to Developer, marketable and insurable title to the Real Property, and in furtherance thereof, at the Closing, Developer shall instruct the Title Company to issue an ALTA Policy of Title Insurance in the amount reasonably requested by Developer, insuring leasehold title to the Real Property, in Developer, subject only to the Permitted Exceptions (the “Title Policy”).  The Title Policy shall be in the form attached hereto as Exhibit E-1 and contain such customary endorsements as Developer may reasonably require.  Any indemnification of the Title Company to allow it to insure over any otherwise unpermitted exception to title shall not be allowed except with the prior written consent of Developer (which shall be in Developer’s sole and absolute discretion) after full disclosure to Developer of the nature and substance of such exception and indemnity.  Furthermore, the Title Company shall obtain, if requested by Developer, such co-insurance and/or reinsurance agreements as Developer may request, which reinsurance agreements shall be in ALTA Facultative Reinsurance Agreement Form (rev. 1987), and shall include direct access agreements, in such amounts and in such form as shall otherwise be satisfactory to Developer.

3.3           Intangible Property.  At the Closing, Seller shall transfer and assign to Developer all of Seller’s rights in and to the Intangible Property upon the terms set forth in the Assignment(s) of Intangible Property and the Assignment of Water Rights.

ARTICLE 4
CONDITIONS TO CLOSING

A.            Conditions to Developer’s Obligation to Purchase.

The complete satisfaction as of the Closing of the following conditions shall be a condition precedent to Developer’s obligation to purchase the Property:

4.1           Non-Foreign Status of Seller.  Seller’s execution and delivery to Developer, on the Closing Date, of Seller’s certificate in the form attached hereto as Exhibit F (the “Non-Foreign Certificate”) stating, under penalty of perjury, that (a) Seller is not a “foreign person” for the purposes of Section 1445 of the Internal Revenue Code of 1986, as amended, and that withholding of tax by Developer will not be required for Seller and its general partners, and (b) withholding is not required under the provisions of any Hawaii state laws in connection with the contemplated transfer of the Property by Seller to Developer.

4.2           Beach Club Memberships.  Developer and Seller shall have agreed to their reasonable satisfaction upon terms and conditions of the following non-transferable, non-assignable “Founder’s Memberships” to be provided to individuals designated by Seller prior to Closing:  in the Kukio Golf and Beach Club (3 such memberships) and in the Lot 4A Beach Club (5 such memberships).  The term and terms and conditions of such memberships shall have been incorporated into an agreement executed and delivered by Developer and Seller (the “Ancillary Benefits Agreement”).

4.3           Representations, Warranties and Covenants.  All of Seller’s representations and warranties contained herein shall have been true and correct when made and shall, except as otherwise provided in the Update Certificate, be true and correct as of the Closing Date, as though made at, and as of, the Closing Date, and all times in between such dates, and Seller shall have strictly and timely complied with all of Seller’s covenants contained in this Agreement.

4.4           Approval of Update Certificate.  Seller’s execution and delivery to Developer at the Closing of the Update Certificate (as defined in Section 5.3), which Update Certificate shall indicate (a) no changes or exceptions to Seller’s representations and warranties made as of the date hereof, (b) no changes to any matter approved by Developer pursuant to Sections 9.1 or 9.2 below, except as otherwise indicated on the Update Certificate.  If any changes are indicated in the Update Certificate, such changes shall be acceptable to Developer in Developer’s sole and absolute discretion.

4.5           No Exercise of Right to Terminate.  Developer shall not have exercised its election to terminate this Agreement pursuant to Section 5.9(a) and/or Section 9.2 below.

4.6           Kamehameha Schools Agreements.

(a)           Developer shall have received and approved the form of partial surrender and cancellation of Original Ground Lease with respect to Lot 4A to be executed by and between

Seller and KS to permit the issuance of the Lot 4A Lease (the “Partial Surrender”).

(b)           Developer and KS shall have received and approved the form of Lot 4A Lease.

(c)           Developer and KS shall have received and approved the form of Step-In Agreement.

(d)           Developer, Seller and KS have received and approved all other agreements to be executed by KS.

(e)           KS shall have confirmed in writing to Developer that it will sign and deliver to Escrow Agent the KS Agreements (defined below) on the Closing Date.

The documents described in Subsections (a) to (d) above are referred to collectively below as the “KS Agreements”.

4.7           Delivery of Documents.  Seller’s due and timely execution and/or delivery of all of the documents and things to be executed and/or delivered by Seller pursuant to this Agreement, including, without limitation, all of the documents and things specified in Section 5.3 below.

4.8           Commitment to Issue Title Policy.  Developer shall have received the Title Company’s commitment to issue the Title Policy in the form specified in Section 3.2 above at Closing.

4.9           Approval.  This Agreement and the transactions contemplated hereby shall have been approved by the Developer’s investment committee, which approval may be granted or withheld in such committee’s sole and absolute discretion, for any reason or no reason whatsoever, and which is referred to herein as the “Developer’s Approval”.  The Developer’s Approval shall be given, if at all, or denied within three (3) business days after satisfaction of the conditions set forth in Section 4.6 above.

B.            Conditions to Seller’s Obligation to Sell.

The following conditions are conditions precedent to Seller’s obligation to sell the Property:

4.10         Kamehameha Schools Agreements.  Seller shall have received and approved the form of the KS Agreements.

4.11         Agreement re Ancillary Benefits.  The Agreement re Ancillary Benefits shall have been mutually executed and delivered by Seller and Developer.

4.12         Agreement as to Form.  Seller and Developer shall have agreed on the form of all Closing Documents other than the Closing documents appended to this Agreement as exhibits.

4.13         Delivery of Documents and Closing Payment.  Developer’s due and timely execution and delivery of all documents and things to be executed and delivered by Developer (including, without limitation, delivery of the Closing Payment and all Interim Payments coming due at any time prior to the Closing Date) pursuant to this Agreement, including, without limitation, all of the documents and things specified in Section 5.4 below.

ARTICLE 5
CLOSING, RECORDING AND TERMINATION

5.1           Escrow Instructions.  Seller and Developer agree to execute such additional and supplementary escrow instructions as may be appropriate to enable the Escrow Holder to comply with the terms of this Agreement.

5.2           Closing Date.

(a)           The “Closing Date” shall be the date fixed by mutual agreement of the parties as the date on which the documents to be recorded at Closing as described in Sections 5.3 and 5.4 below will be recorded with the Bureau of Conveyances.  The Closing Date shall occur on or before the tenth (10th) day following Developer’s receipt of the KS Agreements in form previously approved by Seller, Developer and KS and ready for execution by such parties in connection with Closing.

(b)           In the event the Closing does not occur on or before February 13, 2004 (“the Latest Date for Closing”), this Agreement shall terminate and the Escrow Holder shall forthwith return to the depositor thereof all items which may have been deposited with the Escrow Holder hereunder.  Any such return shall not relieve Seller or Developer of any liability it may have for its wrongful failure to close.  Developer shall, within seven (7) days after the termination of this Agreement in accordance with the terms hereof, return to Seller all documents and materials relating to the Property delivered to Developer hereunder by or on behalf of Seller or required to be turned over to Seller pursuant to Section 5.9(a) below.

(c)           Section 5.2(b) of this Agreement establishes the Latest Date for Closing but the Closing Date shall be on the date specified in Section 5.2(a) if that date occurs before the Latest Date for Closing.

5.3           Delivery by Seller.  Prior to the Closing, Seller shall deposit with the Escrow Holder the following:

(a)           The Partial Surrender in a form previously approved by Seller, Developer and KS and executed by Seller;

(b)           The Lot 4A Lease in the form previously approved by Seller, Developer and KS;

(c)           The Step-In Agreement in the form previously approved by Seller, Developer and KS and executed by Seller;

(d)           The Memorandum duly executed and acknowledged by Seller;

(e)           The Assignment(s) of Intangible Property duly executed and acknowledged by Seller;

(f)            The Assignment of Water Rights duly executed and acknowledged by Seller;

(g)           The Agreement re Ancillary Benefits duly executed by Seller;

(h)           A certificate from the Title Company dated within ten (10) days of the Closing Date, indicating that, as of the date of such certificate, there are no filings against Seller in said offices under the Uniform Commercial Code of Hawaii which would be a lien on any of the Intangible Property (other than such filings, if any, (i) as are being released at the time of the Closing or (ii) which have been approved in writing by Developer);

(i)            Originals or copies of any and all contracts, warranties, guaranties, permits, licenses, certificates, approvals, reports, survey maps and other items to be assigned to Developer under the Assignment(s) of Intangible Property if not previously provided;

(j)            The Non-Foreign Certificate(s) duly executed by Seller;

(k)           Such resolutions and/or authorizations relating to Seller and its general partners as shall be reasonably required by the Title Company or by Developer in connection with this transaction;

(l)            A tentative closing statement prepared by the Escrow Holder in form and content consistent with this Agreement and otherwise reasonably satisfactory to Developer and Seller, executed by Seller;

(m)          A certificate duly executed by Seller and dated as of the Closing Date confirming the truth, accuracy and completeness of each of the Seller’s representations and warranties set forth in Article 6 below and noting with specificity any changes or exceptions thereto based upon events or circumstances intervening after the execution hereof (the “Update Certificate”);

(n)           A good standing certificate for Seller and its general partners from the Department of Commerce and Consumer Affairs of the State of Hawaii (“DCCA”);

(o)           A bulk sales tax clearance from the State Department of Tax, if required, pursuant to Section 237-43 of the Hawaii Revised Statutes; and

(p)           Any and all other documents to be executed by Seller in connection with the Closing.

5.4           Delivery By Developer.  Prior to the Closing, Developer shall deposit with the Escrow Holder, the following:

(a)           Any agreements other than the Lot 4A Lease and the Step-In Agreement  to which KS is a party in the form previously approved by Seller (provided Seller is a party thereto), Developer and KS and executed by Developer;

(b)           The Memorandum duly executed by Developer;

(c)           The Assignment(s) of Intangible Property duly executed and acknowledged by Developer,

(d)           The Assignment of Water Rights duly executed and acknowledged by Developer;

(e)           The Agreement re Ancillary Benefits duly executed by Developer;

(f)            A tentative closing statement prepared by the Escrow Holder in form and content consistent with this Agreement and otherwise reasonably satisfactory to Developer and Seller executed by Developer;

(g)           Good standing certificates for Developer from DCCA or proof that Developer has filed necessary entity documents with DCCA; and

(h)           Any and all other documents to be executed by Developer in connection with the Closing.

After Developer’s or the Escrow Holder’s receipt of all of the items specified in Sections 5.3 and 5.4 hereof, after the complete satisfaction or waiver by Developer of all of the conditions precedent to Developer’s obligation to purchase hereunder, and after all Closing documents, including without limitation, the Closing documents described in Sections 5.3(b), 5.3(c) and 5.3(d), have been duly executed by all parties thereto including KS, Developer shall deliver the Closing Payment to the Escrow Holder as provided in Section 2.3(a) above.

5.5           Other Instruments.  Seller and Developer shall each deposit such other instruments as are reasonably required by the Escrow Holder or otherwise required to close the Escrow and consummate the purchase of the Property in accordance with the terms hereof.

5.6           Prorations.  At the Closing, Developer and Seller shall prorate the following with respect to the Real Property as of the Closing Date, on the basis of a thirty-day (30-day) month:

(a)           Taxes.  Real property taxes.

(b)           Rent.  Lot 4A lease rent, if any.

(c)           Other Items.  Any other proratable items.

5.7           Costs and Expenses.  Each party shall pay all attorneys’ fees, accounting fees and other expenses incurred by it in connection with the transactions contemplated hereby.  Seller shall pay (i) one-half (1/2) of all escrow fees, (ii) sixty percent (60%) of the cost of the premium for the Title Policy and (iii) all transfer taxes.  Developer shall pay (i) forty percent (40%) of the premium for the Title Policy, (ii) the cost of any title insurance endorsements, (iii) one-half (1/2) of all escrow fees and (iv) all recording fees.  All other closing costs shall be apportioned in the manner customary in Hawaii.

5.8           Closing and Recordation.  Provided that the Escrow Holder has received all of the items required to be delivered pursuant to this Article 5 (or a waiver in writing from the party for whose benefit such item is being delivered) and that it has not received prior written notice from Developer that Developer has elected to terminate its rights and obligations hereunder, and provided that Developer has either received the Title Policy, or the irrevocable commitment of Title Company to provide it with the Title Policy immediately after recordation of the Lot 4A Lease, or short form thereof, and other documents to be recorded at the Closing, the Escrow Holder is authorized and instructed (a) with respect to the Property, to cause the Title Company to record the documents delivered to the Escrow Holder in accordance with recording instructions set forth in a letter to be delivered to the Escrow Holder and Title Company by Developer (or if no such letter is received prior to the Closing, in accordance with customary practice), (b) to deliver those other documents and instruments delivered into Escrow to the party for whose benefit such documents or instruments were made and (c) to deliver the Closing Payment, as adjusted pursuant to Section 5.6 hereof and reflected in the approved Closing Statements, upon receiving confirmation of recording of the Lot 4A Lease, or short form thereof, and all other instruments requested to be recorded by Developer, Seller and KS.  The term “Closing” as used in this Agreement shall mean and refer to the actions described in subparagraphs (a), (b) and (c) above.

5.9           Termination of Agreement.

(a)           Failure of Conditions to Developer’s Obligation to Purchase.  If any one or more of the conditions to Developer’s obligation to purchase, as set forth in Article 4A of this Agreement, is not either fully performed, satisfied or waived in writing (or deemed waived as provided herein) on or before the Closing Date or such earlier date as provided elsewhere herein, then Developer may elect, by written notice as provided in Section 13.8 hereof, to terminate this Agreement, and in the case of a default by Seller, to all of its rights and remedies at law and equity, and Developer shall not have any further obligation to Seller (except as set forth below and in Section 5.2(b)).  If Developer should elect to terminate this Agreement for any reason other than Seller’s default, Developer (i) shall not be entitled to any compensation or other payment whatsoever by Seller on account of such termination, and (ii) shall deliver to Seller, without cost or charge, copies of, and the right to use and apply, subject to obtaining any necessary third-party consents, all plans, specifications, soil tests, environmental assessments, permits, reports and studies prepared by third parties for or relevant to the Property or any part thereof, and Developer shall not have any further obligations to Seller.

(b)           Failure of Conditions to Seller’s Obligation to Sell.  If any one or more of the conditions to Seller’s obligation to sell, as set forth in Article 4B of this Agreement, is not either fully performed, satisfied or waived in writing (or deemed waived as provided herein) on or before the Closing Date, or on such earlier date as provided elsewhere herein, then Seller may elect, by written notice as provided in Section 13.8 hereof, to terminate this Agreement, in which case neither party shall have any further obligation to the other (except as set forth in Sections 5.2(b) and 5.9(a)(ii)).

5.10         Developer’s Default.  IF THE SALE OF THE PROPERTY IS NOT CONSUMMATED DUE TO ANY DEFAULT BY DEVELOPER HEREUNDER, THEN SELLER SHALL RETAIN ALL INTERIM PAYMENTS PAID PURSUANT TO SECTION 2.5 ABOVE, WHICH, EXCEPT FOR REQUIRING DEVELOPER’S COMPLIANCE WITH SECTIONS 5.2(b) AND 5.9(a)(ii), SHALL BE SELLER’S SOLE AND EXCLUSIVE REMEDY.

ARTICLE 6
REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

As an inducement to Developer to enter into this Agreement and consummate the transaction contemplated hereby, Seller hereby represents and warrants to and agrees with Developer both as of the date hereof and again as of the Closing Date, and as of all dates and times in between (except as specifically provided to the contrary herein), as follows:

6.1           Organization, Powers, Qualification and Authority.  Seller is a Hawaii general partnership, duly organized, validly existing, and in good standing under the laws of the State of Hawaii, has all requisite partnership power and authority to own its properties and assets and carry on its business as now conducted; and has all requisite power and authority to enter into and perform and carry out this Agreement.  The sole general partners of Seller are Barnwell Hawaiian Properties, Inc., a Delaware corporation, and Cambridge Hawaii Limited Partnership, a Hawaii limited partnership, the sole general partner of which is Barnwell Kona Corporation, a Hawaii corporation.  This Agreement has been duly approved by the boards of directors of Barnwell Hawaiian Properties, Inc. and Barnwell Kona Corporation.  No consent of the limited partners of Cambridge Hawaii Limited Partnership is required to enter into this Agreement, or, if required, it has been obtained.  Neither the execution nor the delivery of this Agreement, nor the compliance with and fulfillment of the terms and provisions hereof: (a) will result in the breach of any term or provision of, or constitute a default under or conflict with, the general partnership agreement of Seller, as the same may have been amended from time to time, or any agreement or instrument to which Seller is a party or by which it is bound, or (b) is prohibited by or requires any notification, consent, authorization, approval or registration under any law, rule or regulation, or any judgment, order, writ, injunction, or decree which is binding upon Seller or the terms of any contract to which Seller is a party or bound, or may give rise to the cancellation of any contract to which Seller is a party or bound; provided, however, that the consent and agreement of KS is required.

6.2           No Conflicts.  Neither the execution and delivery of this Agreement nor the performance by Seller of its obligations hereunder will conflict with or result in a breach of (i) any of Seller’s organizational documents or (ii) result in a conflict with, breach or violation of, or default (or event that with the giving of notice or passage of time or both would constitute a default) under, require any consent or approval which has not been obtained with respect to, any agreement or other instrument or obligation by which Seller, Seller’s general partners or the Property is bound, or (iii) result in the imposition of a lien upon the Property.

6.3           Properties.  Seller has all requisite power and authority to own and hold the lessee’s interest under the Original Ground Lease.  No mortgage, pledge, lien, encumbrance, charge or security interest encumbers the Real Property excepting only: (i) liens for property taxes, assessments, or like governmental charges not yet delinquent and payable without penalty; and (ii) liens and encumbrances shown on Exhibit E attached hereto and made a part hereof.  Any provision of this Agreement to the contrary notwithstanding, Seller makes no representation as to any State of Hawaii or County of Hawaii zoning or land use regulations (including SMA and/or project ordinance) which may be applicable to the Real Property, except that Seller confirms that it has not received any notice of any violation of any zoning regulation, ordinance or any law, order, regulation or requirement relating to the Real Property.  To the best of Seller’s knowledge the Real Property is not located in a 100-year flood plain.

6.4           Compliance with Other Instruments.  Seller is not in violation of or in default with respect to any material term or provision of (i) its general partnership agreement; (ii) any indenture, contract, agreement or instrument to which it may be a party or by which it may be bound; (iii) any judgment, order, writ, injunction or decree of any court or of any federal state, territorial, municipal or other commission, board or other administrative or governmental agency or authority, or (iv) to the best of its knowledge, any federal, state, municipal or other governmental statute, rule, or regulation applicable to it or by which it may be bound, which involves directly or indirectly the Real Property.

6.5           Litigation, etc.  Seller is not a party to or affected by any pending, and has no notice or knowledge of any threatened, action, suit, proceeding, or investigation, at law or in equity or otherwise, in, before or by any court or any governmental board, commission, agency, department or officer, which involves directly or indirectly the Real Property.

6.6           Interests in the Real Property.  Except for KS, Kaupulehu Makai Venture (“KMV”) and Kona Village Associates (“KVA”), no other party owns, holds or claims any interest in the Real Property.  The interests of KMV and KVA in the Real Property are described in Exhibit G hereto.

6.7           No Special Assessments.  There are no outstanding special assessments or special taxes due, and there are no pending assessments affecting the Real Property.  The Real Property is not subject to any deferred or rollback taxes on account of any subdivision or change in zoning or land use classification of the Real Property.  Notwithstanding any other provision of this Agreement to the contrary, if Developer shall become liable after the Closing for payment of any property taxes assessed against the Property for any period of time prior to the Closing, Seller shall immediately pay to Developer, on demand an amount equal to such tax assessment.  The Real Property will, as a result of the subdivision described in Recital C above, be assessed and taxed for real estate tax purposes separate and apart from any other lands.

6.8           Agreements Affecting Real Property.  Seller has not entered into any agreements which materially and adversely affect the Real Property or which will materially and adversely interfere in any way with Developer’s ability to develop and improve the Real Property, other than as specifically described in Exhibit H and other sections of this Agreement or in governmental entitlements, including the conditions imposed thereby, and agreements arising therefrom which have been disclosed to Developer, including, without limitation, Seller’s agreements and commitments with the ILWU, Hawaii Carpenters Union and the Hawaii Operating Engineers, copies of which and disclosures as to the terms of which have been given to Developer and which receipt Developer acknowledges and, which to the extent applicable to the Real Property and permitted by law, Developer agrees to be bound by and to comply therewith.

6.9           Hazardous Materials and Underground Storage Tanks.  Seller has complied with all Hazardous Materials Laws, as hereinafter defined; has not used, generated, manufactured, stored or disposed of on, under or about the Real Property or transported to or from the Real Property any Hazardous Materials, as hereinafter defined; and that, to the best of Seller’s knowledge, no other person or entity has engaged in the aforementioned activities or violated the Hazardous Materials Laws with respect to the Real Property.  Without limitation, “Hazardous Materials” shall be defined to include any and all inflammable explosives, radioactive materials, asbestos, organic compounds known as polychlorinated biphenyls, petroleum, oil, pollutants, contaminants, hazardous wastes, toxic substances, and any and all other substances or materials defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, or “toxic substances” under or for purposes of all federal, state or local laws, ordinances or regulations now or hereinafter in effect, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Section 1901, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., the Clean Air Act, 42 U.S.C. Section 7401, et seq., the Toxic Substance Control Act, 15 U.S.C. Sections 2601 through 2629, the Safe Drinking Water Act, 42 U.S.C. Sections 300f through 300j, and any similar state or local laws or ordinances and the regulations now or hereafter promulgated thereunder the (above referenced statutes, ordinances and regulations are defined as “Hazardous Materials Laws”).  Seller has received no notice from any governmental authority, nor is aware of any other person receiving any such notice, concerning the presence on, or the removal of any toxic or hazardous waste material or substance from, the Real Property.  Seller represents that it has no knowledge of and Seller shall indemnify, defend and hold harmless Developer against, any and all obligations, liabilities, claims, damages, costs and expenses directly or indirectly arising out of or attributable to the breach of this representation, including, without limitation, all foreseeable and unforeseeable consequential damages, costs of any required or necessary repair, removal, clean up or detoxification of or on the Real Property, and the preparation and implementation of any closure, remedial or other required plans and all other reasonable expenses incurred with respect to said actions including reasonable attorney’s fees.  To the best of Seller’s knowledge, there presently are no and in the past have never been any underground storage tanks on the Real Property.

6.10         Foreign or Nonresident Person.  Seller is not a “foreign person”, as that term is used in Section 1445(b)(2) of the Internal Revenue Code of 1986, as amended, or a “nonresident person”, as that term is used in Section 235-68, Hawaii Revised Statutes, as amended, and the related regulations.

6.11         Conformance with Law.  There are no uncured violations of any federal, state, or local zoning, building, fire, health and safety laws and regulations affecting the Real Property of which Seller has received written notice from any governmental authorities having the responsibility for monitoring compliance with such laws and regulations, and Seller knows of no violations of any such laws and regulations.

6.12         No Condemnation Pending or Threatened.  Seller has not received any notice of and is not aware of any pending or threatened condemnation, eminent domain or similar proceedings affecting the Real Property or any portion thereof, nor does Seller have any knowledge that any such action is presently contemplated.

6.13         Accurate Information.  To the best of Seller’s knowledge, all statements made herein are true and correct, do not and will not contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make any such statement not false or misleading in any material respect.

6.14         Archaeological or Historic Sites.  Seller has no knowledge of any archaeological or historic sites, burials, dumps or landfills on the Real Property, except for the sites disclosed in writing to Developer prior to execution of this Agreement.

6.15         Governmental Approvals and Agreements Relating to the Property.  To the best of Seller’s knowledge, (a) Exhibit H sets forth a true, correct and complete list of all reports, contracts, leases, agreements or other documents which materially affect or may materially affect Developer’s ability to develop and improve the Real Property in accordance with the Concept Plan, and (b) Exhibit I sets forth a true, correct and complete list of all permits, licenses, approvals, certificates and entitlements which materially affect or may materially affect Developer’s ability to develop and improve the Real Property in accordance with the Concept Plan.

6.16         No Further Negotiation.  Seller hereby covenants to Developer that Seller shall not, directly or indirectly, solicit, encourage or participate in any discussions or negotiations with, or provide any non-public information to, any person, entity or group with any potential competing offer to acquire any of the Property unless and until this Agreement is terminated.

The representations and warranties set forth in this Article 6 shall survive for a period of three (3) years following the Closing.

ARTICLE 7
REPRESENTATIONS, WARRANTIES AND COVENANTS OF DEVELOPER

As an inducement to Seller to enter into this Agreement and consummate the transaction contemplated hereby, Developer hereby represents and warrants to and agrees with Seller both as of the date hereof and again as of the Closing Date, and as of all dates and times in between (except as specifically provided to the contrary herein), as follows:

7.1           Organization, Powers, Qualification and Authority.  Developer is a Delaware limited liability company, duly organized, validly existing, and in good standing under the laws of the State of Delaware; has all requisite corporate power and authority to own its properties and assets and carry on its business as now conducted; and has all requisite power and authority to enter into and perform and carry out this Agreement.  This Agreement has been duly approved by the members of Developer.  Neither the execution nor the delivery of this Agreement, nor the compliance with and fulfillment of the terms and provisions hereof: (a) will result in the breach of any term or provision of, or constitute a default under or conflict with, the Articles of Organization of Developer, as the same may have been amended from time to time, or any agreement or instrument to which Developer is party or by which it is bound, or (b) is prohibited by or requires any notification, consent, authorization, approval or registration under any law, rule or regulation, or any judgment, order, writ, injunction, or decree which is binding upon Developer or the terms of any contract to which Developer is party or bound, or may give rise to the cancellation of any contract to which Developer is party or bound.

7.2           Developer’s Due Diligence.  Prior to the Closing, Developer shall have independently investigated all issues with respect to the Property which Developer deems necessary or desirable to determine the suitability of the Property for development in its intended use.

The representations and warranties set forth in this Article 7 shall survive for a period of three (3) years following the Closing.

ARTICLE 8
POSSESSION/CONDEMNATION

8.1           Possession.  Possession of the Property shall be delivered to Developer on the Closing Date.

8.2           Condemnation.

(a)           Definition of Material Taking.  For the purposes of this Section 8.2, a taking or threatened taking by eminent domain or similar proceedings shall be deemed material if the value of that portion of the Property to be so taken exceeds FIFTY THOUSAND AND NO/100 ($50,000.00) or if Developer determines that the Property so affected is materially and adversely affected by such taking or threatened taking.

(b)           Effect of Non-Material Taking.  If prior to the Closing there is a non-material taking or threatened taking of a portion of the Property (i) this Agreement may not be terminated and (ii) Seller will assign at the Closing all of Seller’s rights in and to any condemnation award with respect to such non-material taking (such assignment shall be to Developer if Seller’s rights in and to the condemnation award result from a non-material taking or threatened taking of a portion of the Property) in either case, at the Closing, and there will be no reduction in the Purchase Price.  Seller will deliver written notice to Escrow Holder and Developer within one (1) day after Seller receives notice of or otherwise becomes aware of any taking or threatened taking affecting the Property.

(c)           Effect of Material Taking.  If prior to the Closing there is a material taking or threatened material taking of any or all of the Property, Seller shall notify Developer in writing of such taking or threatened taking, and within ten (10) days after Developer’s receipt of such notice, Seller and Developer shall endeavor to agree upon whether the Property shall be purchased by Developer and any reduction in the Purchase Price and the extent of any assignment of any condemnation award with respect to such taking.  If within such ten (10) day period Developer and Seller have not reached a mutually acceptable agreement as to those matters, Developer within thirty (30) days thereafter may elect in writing to (i) continue this Agreement subject to the taking or threatened taking with an assignment of all of Seller’s rights to condemnation awards, severance damages, payments-in-lieu thereof or the like; or (ii) terminate this Agreement, in which case Developer and Seller shall have no further rights or obligations to one another under this Agreement, except as set forth in Sections 5.2(b) and 5.9(a).  Developer’s failure to have elected any of these options within the time period allotted therefor shall be deemed to be an election of option (ii).

ARTICLE 9
CONDITION OF THE PROPERTY

9.1           Condition of the Property.  To facilitate Developer’s review of title, survey, entitlements and related matters, Seller represents that Seller has delivered to Developer the following:

(a)           The Title Report accompanied, in each case, by legible record copies of all of the documents referred to in the report;

(b)           Copies of all existing and proposed easements, covenants, restrictions, agreements or other documents which affect the ownership of or title to the Real Property and which are not disclosed by the Title Report for the Property, if any;

(c)           Copies of all subdivision maps relating to the Real Property;

(d)           Copies of all permits, licenses, approvals and certificates relating to the Property listed in Exhibit I to this Agreement;

(e)           Copies of the real property tax bills for the Property for the previous three (3) years;

(f)            A true, complete and correct copy of the Original Ground Lease;

(g)           The LUC Decisions and Orders pertaining to the Real Property and any correspondence relating to Seller’s compliance therewith;

(h)           The SMA issued by the State of Hawaii;

(i)            The Project District Zoning pertaining to the Real Property;

(j)            Copies of the subdivision and other County regulatory approvals and entitlements listed in Exhibit I to this Agreement;

(k)           Copies of the reports and contracts, leases, agreements or other documents to which Seller is a party pertaining to the Real Property listed in Exhibit H to this Agreement; and

(l)            An ALTA Survey of the Property dated or of a recent date and certified to Developer.

Developer acknowledges that Developer has received, reviewed and approved each of the items described in Sections (a) through (l) above.  Developer is aware that wild donkeys and goats may from time to time inhabit portions of the Real Property.

9.2           Change in Condition.  To the extent there is a change in or new information concerning any of the matters described in subsections (a) through (l) of Section 9.1, or in the condition of the Property, or any such matters first become available or are supplemented, after the date hereof, Seller shall immediately inform Developer in writing of such change in circumstances and deliver any such new or supplemental information to Developer.  Developer shall have two (2) business days after Developer’s receipt of any new or supplemental material or information to notify Seller in writing of any objection Developer has to such matter.  If Developer shall timely object as provided herein, Developer shall have the option, which must be exercised within two (2) business days of Developer’s providing the notice of objection to Seller, (a) to waive Developer’s objections to such item and purchase the Property as otherwise contemplated in this Agreement, notwithstanding such objection, in which event the subject matter of such waived objection shall, to the extent it relates to title to the Property, be included within the Permitted Exceptions, and Seller shall convey the Property to Developer, subject to the Permitted Exceptions, or (b) to terminate this Agreement.  If Developer shall fail to give Seller notice of Developer’s election pursuant to (a) or (b) above, provided that Developer has given notice of its objection to one or more changes, Developer shall be deemed to have elected option (a) above. Nothing herein shall be deemed to extend the Latest Date for Closing fixed by Section 5.2(b) above.

ARTICLE 10
MAINTENANCE AND OPERATION OF THE PROPERTY PRE-CLOSING

10.1         Maintenance.  In addition to Seller’s other obligations hereunder, Seller shall, in between the date of this Agreement and the Closing Date, at Seller’s sole cost and expense, maintain the Property in good order, condition and repair, reasonable wear and tear excepted, pay all taxes, assessments, fines, penalties, charges and other operating expenses and otherwise operate the Property in the same manner as before the making of this Agreement, the same as though Seller were retaining the Property.  Seller shall not make any alterations to the Property without first receiving Developer’s prior written consent thereof.

10.2         Leases and Other Agreements.  Seller shall not, in between the date of this Agreement and the Closing Date, enter into any lease, amendment of lease or amendment to the Original Ground Lease or Ground Lease, contract or agreement pertaining to the Property, or modify any of the Ground Lease, Original Ground Lease, any contract or agreement pertaining to the Property or waive any rights of Seller thereunder, without in each case obtaining Developer’s prior written consent thereto, which consent shall not be unreasonably withheld.  Seller and Developer shall at all times use their diligent efforts to obtain KS’s approval of and willingness to enter into the KS Agreements and each of them.  In connection therewith, Seller shall keep Developer informed and up to date with the status of such negotiations, and shall provide reasonable prior notice to Developer of any meetings with KS regarding such items so as to provide Developer and its representatives an opportunity to attend and participate in such meetings, and shall provide Developer copies of any substantive written communications relating to the KS Agreements concurrently with the giving or receipt thereof.

10.3         Development Commitments.  From and after the date of this Agreement, Seller will not make any further commitments or representations to the applicable governmental authorities, any adjoining or surrounding property owners or any other person which would in any manner materially and adversely interfere with Developer’s ability to purchase, develop and improve the Property without the written consent of Developer; provided that Seller will take such action as may be required to comply with the Land Use Decision of October 18, 2001 regarding the establishment and implementation of the Kaupulehu Development Monitoring Committee.  In the event Seller’s actions affect the Real Property, Seller shall notify Developer and consult with Developer.

10.4         Encumbrances.  Seller shall not enter into any agreement relating to the Property and shall not mortgage, lease, encumber or suffer to be encumbered all or any portion of the Property, which encumbrances would survive the Closing Date, without the prior written consent of Developer, which consent may be withheld in Developer’s sole and absolute discretion.

10.5         Consents and Notices.  Seller and Developer shall cooperate with each other and exercise commercially reasonable efforts to obtain as of the Closing Date, all consents from, and provide all notices to, any third party and any governmental or regulatory authority which are required pursuant to any contract or any applicable laws as a condition to or in connection with the execution, delivery or performance of this Agreement or other documents and instruments contemplated thereby.

ARTICLE 11
SELLER’S RETAINED RIGHTS AND DUTIES WITH
RESPECT TO THE PROPERTY POST-CLOSING

11.1         Agreement Provisions Which Survive Closing.  The terms of Article 1 (The Property), Sections 2.1, 2.3, 2.4 and 2.5 of Article 2 (Purchase Price; Payments; Memorandum of Agreement), Article 11 (Seller’s Retained Rights and Duties With Respect to the Property Post-Closing), Article 12 (Increment 2), Article 13 (Miscellaneous) and Article 14 (Definitions), shall in each case survive the Closing and shall remain in full force and effect (unless the context clearly indicates otherwise) post-Closing.  The representations and warranties given by Seller and Developer in Articles 6 and 7 above respectively shall survive the Closing, provided that any claim for breach of any representation or warranty must be brought within three (3) years following the Closing.

11.2         Seller to Provide Planning Assistance.  During the first two (2) years of the term of this Agreement, Seller shall provide the following assistance to Developer without charge:

(a)           Upon the request of and to the extent reasonably required by Developer, Seller shall consult with Developer regarding any aspect of the entitlement, planning and development, financing, construction and operation of the Property, the precise scope of the assistance to be determined in each instance by Developer; and

(b)           Upon the request of and to the extent reasonably required by Developer, Seller shall assist Developer in presentations before public agencies at both public and private meetings which relate to or affect the Property, and in dealings with governmental entities, the press, community leaders, developers of adjacent property, the Kaupulehu Development Monitoring Committee, and other parties directly or indirectly involved with the Property or with any interest which may affect the success of the Property.

Seller shall be reimbursed for reasonable out-of-pocket expenses for any travel or other expenses incurred in connection with providing assistance, provided that the same are approved in advance by Developer in Developer’s sole and absolute discretion.  Whether or not Developer requests any planning assistance from Seller, Developer shall keep Seller informed on a current basis of significant developments relating to the entitlement, planning, development, financing, construction, and operation of the Property.

Seller agrees to indemnify and hold the Developer and its managers, members, officers, directors, shareholders, partners, employees, agents and affiliates (each an “Indemnified Party”)

harmless from and against any and all costs, expenses, reasonable attorneys’ fees, suits, liabilities, damages, or claim for damages, to the extent attributable to the willful misconduct (including without limitation fraud and bad faith) of Seller, its agents or employees arising from or in any way connected to the performance by Seller of its obligations under this Section 11.2.  If any action or proceeding is brought against Developer with respect to which indemnity may be sought under this paragraph, Seller, upon written notice from the Indemnified Party, shall assume the investigation and defense thereof, including the employment of counsel (which shall be reasonably satisfactory to the Indemnified Party) and payment of all expenses.  The Indemnified Party shall have the right to employ separate counsel in any such action or proceeding and to participate in the defense thereof, but Seller shall not be required to pay the fees and expenses of such separate counsel unless such separate counsel is employed with the written approval and consent of the Seller, which shall not be withheld or refused if the counsel selected by Seller has a disqualifying conflict of interest.  The indemnity in this paragraph shall survive the expiration or termination of this Agreement.

11.3         Seller to Retain Interest in the Property.  Developer shall hold title to each Remaining Residential Area and each Remaining Residential Unit in Increment 1 subject to the Seller’s Retained Rights at all times from and after the Closing Date, and continuing for each Remaining Residential Area or Remaining Residential Unit, until Developer has sold the Unit and paid Seller the applicable Percentage Payment.  Developer covenants for the benefit of Seller to not engage in any affirmative conduct with respect to Increment 1 in a manner which is both inconsistent with the Concept Plan (as modified from time to time pursuant to Section 11.4 below), and which materially impairs the value of the Property, except with Seller’s prior consent, not to be unreasonably withheld, conditioned or delayed.  In addition, except as permitted under Article 12 of this Agreement, Developer shall not grade, clear, remove soil from (except to the extent permitted by the Concept Plan), alter, modify, improve, or perform any other construction of any kind on, or take any act whatsoever with respect to the entitlements and zoning for, Increment 2 without the prior consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.  Developer shall also size all Increment 1 roadways, utility conduits, corridors and cables so that they have sufficient capacity to also service Increment 2 on the assumption that Increment 2 will be improved, developed and operated in accordance with the Concept Plan.  Seller shall retain the rights in the Lot 4A roadway and utility easements described in Section 12.3 below.

11.4         Seller’s Right to Approve Changes in Concept Plan.  It is recognized that Developer will revise and refine the Concept Plan from time to time as Developer’s planning process progresses.  Seller shall have the right to review and consult with Developer concerning any substantial changes in the Concept Plan, including, for example, substantial changes in the location, area, use or Unit count of any Remaining Residential Area designated thereon, and shall have the right to approve any changes in the Increment 1 Concept Plan that materially (by 10% or more) impair or might impair the contemplated Percentage Payments to be made by Developer to Seller under Section 2.3(b) above.  Developer shall inform Seller in writing of all material changes in the Concept Plan, and Seller shall review and respond with respect thereto within ten (10) business days.

11.5         Seller’s Rights under the Step In Agreement.  Seller’s Retained Rights with respect to the Property shall include any and all rights granted it with respect to the Property under the Step-In Agreement to step in and assume Developer’s right, title and interest under the KS Agreements in the event that KS terminates Developer’s rights under the Lot 4A Lease because of Developer’s election not to further perform, or Developer’s default in performing, its obligations under the Lot 4A Lease.

11.6         Seller’s Retained Rights.  The rights, remedies and ownership interests retained by Seller under Sections 11.1, 11.3, 11.4, 11.5, 12.1, 12.2 and 12.3 to this Agreement are referred to herein as Seller’s “Retained Rights”.

11.7         Additional Post-Closing Duties of Seller and Developer.  Seller shall cooperate with Developer from and after the Closing in connection with Developer’s efforts to use and develop Increment 1 of the Property in accordance with the Concept Plan, which cooperation may include the granting of certain access and utility transmission rights with respect to Lot 4C to Developer and/or third parties if Developer is unable to obtain all access and utility transmission rights reasonably necessary to use and develop Increment 1 in accordance with the Concept Plan from third parties or to comply with the terms of the KD/KMV Agreement (as defined in Exhibit G attached hereto).  In addition, Seller and Developer shall each fulfill its respective agreements, covenants and obligations set forth in that certain Memorandum of Understanding dated of even date herewith by and among Kaupulehu Makai Venture, Seller and Developer.  Developer shall have the right to excavate the area identified as Lots 46 and 48 together with a portion of Lot 45 comprising Increment 2 and shown on Exhibit C to the Lot 4A Lease (collectively, the “Excavation Parcels”) to fill lots in and otherwise for the benefit of, the Residential Subdivisions — Increment 1 (as defined in the Lot 4A Lease); provided that such right shall be exercised by Developer in a professional manner, in compliance with all applicable laws, in substantial compliance with an engineering and grading plan reasonably approved by Seller, and in such a fashion as to cause as little disruption of any operations on the Excavation Parcels as reasonably possible.  Seller hereby approves the grading plan attached to the Lot 4A Lease.  Developer shall notify Seller prior to commencing excavation of the Excavation Parcels and shall meet with Seller to discuss the locations, sequencing and methods of excavation.  The foregoing right to excavate shall terminate on the “Excavation Termination Date” as such term is defined in Section 5 of Article V of the Lot 4A Lease, as such date may be extended in accordance with said Section 5, whereupon Developer shall remove all debris and improvements then located on the Excavation Parcels and shall stabilize all graded areas in accordance with County standards and industry practice in order to avoid runoff and slope failure.

11.8         Post-Closing Duties of Seller and Developer with respect to Access and Utility Easements.  Seller and Developer will cooperate by using their respective reasonably diligent efforts to obtain grants of those certain easements (hereinafter “Easements”) described in paragraphs 1(a) through (f) of that certain Memorandum of Understanding (“MOU”) executed between Seller, Developer, KMV and Hualalai Community Association (“HCA”) of even date herewith, the grants, and each of them, to be in form and substance reasonably satisfactory to Seller and Developer (the “Grants”).  Seller and Developer agree that until the earliest to occur of (i) the Grants are recorded in the Bureau of Conveyances; (ii) the grant to Developer of alternative access and utility easements, e.g. access and utility easements over a portion of Lot 4C, in form and substance reasonably satisfactory to Seller and Developer is obtained; and (iii) the aggregate gross proceeds generated from the sale of single-family lots in Increment 1 by Developer, as the term “aggregate gross proceeds” is defined in Section 2.3(b)(i) above, exceeds $75,000,000, Developer will be entitled, but not required, to withhold any Percentage Payments due to Seller under Section 2.3(b) of this Agreement and to withhold as well any Minimum Payments otherwise payable to Seller under Section 2.3(d) of this Agreement, such withholding, if any, by Developer to be without the accrual of any interest with respect to the withheld payments. Upon the earliest to occur of (i) through (iii), above, all accrued but unpaid Percentage Payments and Minimum Payments will be promptly paid by Developer to Seller. So long as Seller is fully cooperating with Developer and is making reasonably diligent efforts to obtain the above-described grants of access and utility easements, Seller shall not be deemed to be in default in performing its obligations under this Agreement.  Nothing in this Section 11.8 shall affect Developer’s obligation to pay the Interim Payments described in Section 2.5 above.

ARTICLE 12
INCREMENT 2

12.1         Subdivision of Increment 2 Property.  Developer has filed and obtained the County of Hawaii Planning Department’s tentative approval of a preliminary subdivision map dated April 14, 2003 creating the large lots constituting Increment 1 and Increment 2, and the first grouping of single family lots within Increment 1 (“Preliminary Subdivision Map”). After the Closing Date, Developer shall use commercially reasonable efforts to obtain the Planning Department’s final approval of such Preliminary Subdivision Map in a manner and on terms reasonably acceptable to Developer (the “Subsequent Subdivision”), and substantially in accordance with the Concept Plan attached as Exhibit C hereto, as such plan may be amended in accordance with Section 11.4 above, provided that in no event shall the residential areas of Increment 1 as subdivided include Area A as shown on the Concept Plan or exceed 90 acres in area.  Developer shall be responsible for any and all costs associated with the Subsequent Subdivision.

(a)           Costs.  Developer shall be responsible for all costs, including real property taxes, associated with holding and maintaining the Increment 2 Property until such time as the Contribution or Reconveyance shall have occurred.  In the event that the Increment 2 Property is reconveyed to Seller pursuant to the Reconveyance, Seller shall reimburse Developer for an amount equal to fifty percent (50%) of all real property taxes and special assessments attributable to the Increment 2 Property previously paid by Developer, but Seller shall not reimburse any portion of Developer’s cost of effecting the Subsequent Subdivision.

(b)           Improvement of Increment 2.  Developer may improve or develop the Increment 2 Property in whatever manner Developer deems useful or necessary to the development of the Increment 1 Property, provided the same is conducted in compliance with the Lot 4A Lease and the Concept Plan.

(c)           Increment 2 Property Agreement.  Seller and Developer, or an assignee or other successor of Developer approved by Seller or an Affiliate of Developer to whom Developer has assigned or intends to assign its rights and obligations with respect to the Increment 2 Property (“Developer’s Assignee”), shall use diligent efforts to negotiate, and attempt to document and enter into, prior to the date which is three (3) years following the closing of the sale of the first single family lot in Increment 1 (the “Deadline”), an agreement with regards to the ownership and development of Increment 2 (the “Increment 2 Property Agreement”).  Developer, however, may terminate such negotiations at any time without any further obligation under this Section 12.1(c).  Such termination, however, will not eliminate Developer’s obligation to continue to use its commercially reasonable efforts to obtain final approval of the Preliminary Subdivision Map from the County’s Planning Department.  The Increment 2 Property Agreement shall be in form and substance satisfactory to Seller and Developer in their respective sole and absolute discretion and shall provide for, without limitation, the following:

(i)            that Seller and Developer shall form a Delaware limited liability company (“Company”);

(ii)           that Seller and Developer shall enter into a limited liability company operating agreement for the Company in form and substance reasonably satisfactory to Seller and Developer setting forth the terms regarding the ownership of the Increment 2 Property;

(iii)          the contribution (“Contribution”) of the Increment 2 Property to the Company by Developer and Seller, and the terms thereof, including, without limitation, the deemed value of Developer’s and Seller’s contributions;

(iv)          that any conveyance by Developer of the Increment 2 Property shall be without representations or warranties from Developer regarding such conveyance; and

(v)           such other terms and conditions as may be agreed to by Seller and Developer.

12.2         Reconveyance as to Increment 2.  If Seller and Developer are unable to enter into the Increment 2 Property Agreement prior to the Deadline, then Developer shall surrender the Lot 4A Lease with respect to Increment 2 to KS for transfer to and reinstatement under the KD Lease, all pursuant to Section 3.d. of Article I of the Lot 4A Lease, subject only to: (i) items of record shown on the Title Report, (ii) matters affecting title to Lot 4A as of the day prior to the Closing Date, (iii) such other reasonable covenants, conditions, easements and other reservations as may be appropriate for the development, use and operation of the Increment 1 Property in a manner substantially consistent with the Lot 4A Lease and the Concept Plan (and provided that the same have no material adverse impact on the Increment 2 Property except as contemplated by the Lot 4A Lease or the Concept Plan), but not including any mortgage or other monetary lien, and (iv) to such other encumbrances as may have been consented to by Seller in writing (the “Reconveyance”).  Developer also may elect to make the Reconveyance at any time after the

Subsequent Subdivision is completed in the event that Developer elects to terminate negotiation of the Increment 2 Property Agreement.  Upon such Reconveyance, and subject to compliance with Section 12.3 below, Seller shall accept leasehold title to the Increment 2 Property, and neither party shall have any further obligation to the other with respect to any joint development of the Increment 2 Property or any other obligation with respect to the Increment 2 Property except as specifically described herein or in any other written agreement between or among the parties.

12.3         Transfers by Developer in the Event No Increment 2 Property Agreement.  In connection with the Reconveyance, Developer shall make the following grants, assignments and transfers to Seller, subject to obtaining any consents required of third parties, which Developer shall use its commercially reasonable diligent efforts to obtain:

(a)           Subject to the provisions contained in Section 12.2 above, Developer shall reconvey to Seller the Increment 2 Real Property and such portion of the Intangible Property as may be necessary or useful in connection with the ownership, further improvement and operation of such Real Property by Seller, reserving to Developer, however, any Intangible Property reasonably necessary or useful in connection with the ownership, further improvement and operation of Increment 1 and which cannot be re-assigned to Seller without material adverse impact to Developer’s rights with respect to Increment 1.

(b)           Developer shall reassign to Seller, from the remaining rights to water under the Water Agreement which were assigned to Developer all rights that are in excess of the amounts reasonably required for Increment 1.  To protect Seller’s Retained Rights with respect to potable water, Developer covenants and agrees (1) to use the assigned water only on Lot 4A and not to export any such water for use on any other lands, and (2) to utilize non-potable water for non-residential areas if available at reasonable costs and where reasonably recommended by Developer’s consultant.

(c)           Developer agrees to grant to Seller, in favor of each residential unit to be developed on Increment 2 and Lot 4C, easements for roadway and utility access over, across, in and under the roadways and utility corridors established or planned by Developer to service Increment 1, including the right to use such easements without charge or cost other than reasonable user fees or charges which are imposed upon other users of such easements, subject to the following conditions:

(i)            Seller’s rights with respect to easements shall be limited to the Seller’s right to install and use utility conduits in the roadways and corridors, and a right to connect to and use existing conduits and roadways;

(ii)           Seller’s right to connect to existing conduits shall not be a deemed a commitment by Developer to provide the utility services using or relating to the conduits, such as electricity, water, or sewage treatment;

(iii)          such easements and the use thereof by occupants of Lot 4C shall not materially and adversely affect or interfere with the use, development, occupancy or enjoyment of Lot 4A by the occupants of Lot 4A and their respective invitees.

In connection with the grant of easements contemplated herein, Seller shall, if requested by Developer, grant to the occupants of Lot 4A reciprocal easement rights for roadway and utility access, over, across, in and under the roadways and utility corridors planned by Seller to service Lot 4C subject to substantially the same conditions as are applicable to the easements affecting Lot 4A contemplated in this subparagraph (c).

(d)           Developer agrees to grant to Seller, in favor of each Residential Unit to be developed on Increment 2, but subject to the membership rules, rates and regulations then in effect, as they may be amended from time to time, the same rights granted to the purchasers from Developer of other Residential Units in Increment 1 to join and use the facilities of the Lot 4A Beach Club.

(e)           Developer agrees to grant Seller or the developer of Increment 2 a right of entry to enable construction of the Phase II Beach Club provided, however, that such construction shall not unreasonably interfere with Developer’s use and operation of the Phase I Beach Club or Lot 4A.  Seller agrees to negotiate in good faith with Developer regarding the measures to be taken by Seller to ensure the least practicable disruption of the operations of the Phase I Beach Club.

(f)            Developer agrees to complete construction of the “Core Improvements” as that term is defined in subparagraph 1.e. of Article I of the Lot 4A Lease within the deadlines fixed by Sections 11b., c. and e. of Article IV of the Lot 4A Lease as such deadlines may be extended pursuant to the provisions of the Lot 4A Lease.

The Memorandum shall provide that Seller shall have the right to specifically enforce the Reconveyance as well as each of the above grants and assignments from Developer to Seller.  The term “Developer” as used in Sections 12.1, 12.2 and 12.3 of this Agreement shall refer to Developer or Developer’s Assignee, as the case may be.

ARTICLE 13
MISCELLANEOUS

13.1         Notices.  Any notice required or permitted to be given under this Agreement shall be in writing and personally delivered or sent by United States mail, registered or certified mail, postage prepaid, return receipt requested, or sent by Federal Express or similar nationally recognized overnight courier service, and addressed as follows, and shall be deemed to have been given upon the date of delivery (or refusal to accept delivery) at the address specified below as indicated on the return receipt or air bill:

If to Seller:	Alexander C. Kinzler, President
Barnwell Hawaiian Properties, Inc.

Kaupulehu Developments
1100 Alakea Street, Suite 2900
Honolulu, HI 96813
Facsimile: (808) 531-7181

with a copy to:	John Jubinsky, Esq.
235 Queen Street, 7th Floor
Honolulu, HI 96813
Facsimile: (808) 533-5840

If to Developer:	WB KD Acquisition, LLC
c/o Westbrook Partners L.L.C.
13155 Noel Road/LB 54, Suite 2400
Dallas, Texas 75240
Attn: Patrick K. Fox, Esq.
Facsimile: (972) 934-8333

with copies to:	Westbrook Partners L.L.C.
100 California Street, Suite 750
San Francisco, California 94111
Attn: Mr. Aric Shalev
Facsimile: (415) 438-7921

and:	Discovery Land Company
100 California Street, Suite 700
San Francisco, California 94111
Attn: Mr. Michael Meldman
Facsimile: 650) 873-9150

with a copy to:	Gibson, Dunn & Crutcher
333 South Grand Avenue
Los Angeles, CA 90071
Attn: Jesse Sharf, Esq.
Facsimile: (213) 229-7520

If to Escrow Holder:	Title Guaranty Escrow Services, Inc.
235 Queen Street
Honolulu, Hawaii 96813
Facsimile: (808) 521-0280
Attn: Barbara Paulo

or such other address as either party may from time to time specify in writing to the other in the manner aforesaid.

13.2         Brokers and Finders.  Developer and Seller each hereby represents and warrants that no broker was involved in this Agreement or the transactions contemplated hereby.  In the event of a claim for a broker’s fee, finder’s fee, commission or other similar compensation in connection herewith, (i) Developer, if such claim is based upon any agreement alleged to have been made by Developer, hereby agrees to indemnify, defend, protect and hold Seller harmless against any and all liability, loss, cost, damage or expense (including reasonable attorneys’ and paralegals’ fees and costs) which Seller may sustain or incur by reason of such claim and (ii) Seller, if such claim is based upon any agreement alleged to have been made by Seller, hereby agrees to indemnify, defend, protect and hold Developer harmless against any and all liability, loss, cost, damage or expense (including reasonable attorneys’ and paralegals’ fees and costs) which Developer may sustain or incur by reason of such claim.  The provisions of this Section 13.2 shall survive the Closing or, Section 11.1 above to the contrary notwithstanding, any earlier termination of this Agreement.

13.3         Successors and Assigns.  Except as specifically stated otherwise in this Agreement, this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns, except that neither Seller nor Developer may assign its interest under this Agreement or otherwise encumber or transfer the same whether voluntarily, involuntarily, by operation of law or otherwise, without the prior reasonable written consent of the other.  Seller may reasonably withhold its consent to any assignee of Seller’s interest in the Lot 4A Lease proposed by Developer whose qualifications, experience, capabilities, track record and financial strength are not reasonably comparable to those possessed by Developer.  Notwithstanding the above, Developer may assign this Agreement (and the Lot 4A Lease) to any assignee described in Section 23.a.i. and ii. or Section 23.b. of Article IV of the Lot 4A Lease with not less than fifteen (15) days prior written notice to Seller and to any other assignee, with the consent of KD, not to be unreasonably withheld, provided such assignee satisfies or is deemed to satisfy the “Qualifications”, as such term is defined in said Section 23, in KD’s reasonable determination, provided, further, that such prior written notice or consent shall not be required in connection with an assignment to Farallon Enclave, LLC or its successors and assigns in connection with an exercise of its remedies as leasehold mortgagee.  Developer shall not be required to pay any premium, additional rent or other consideration in connection with obtaining any consent required of KD hereunder.  Notwithstanding anything to the contrary, KD’s consent to any assignment by Developer or its successors and assigns of any Beach Club or Restricted Parcel lease shall not be required.

13.4         Amendments.  This Agreement may be amended or modified only by a written instrument executed by the party asserted to be bound thereby.  If this Agreement or any of Developer’s rights hereunder are assigned or otherwise made available in whole or in part to a person or entity (an “Assignee”) as permitted by Section 13.3, Seller agrees to amend this Agreement to make such changes hereto as may be requested by such Assignee in good faith, provided that such changes shall not affect the Purchase Price or other economic aspects of the transaction contemplated hereby.

13.5         Interpretation.  Whenever used herein, the term “including” shall be deemed to be followed by the words “without limitation.”  Words used in the singular number shall include the plural, and vice-versa, and any gender shall be deemed to include each other gender.  The captions and headings of the Articles and Sections of this Agreement are for convenience of reference only, and shall not be deemed to define or limit the provisions hereof.

13.6         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii.

13.7         Attorneys’ Fees.  In the event of any action or proceeding at law or in equity between Developer and Seller to enforce or interpret any provision of this Agreement or to protect or establish any right or remedy of either Developer or Seller hereunder, the unsuccessful party to such action or proceeding shall pay to the prevailing party all reasonable costs and expenses, including, without limitation, reasonable attorneys’ and paralegals’ fees and expenses (including, without limitation, fees, costs and expenses of experts and consultants), incurred in such action or proceeding and in any appeal in connection therewith by such prevailing party, whether or not such action, proceeding or appeal is prosecuted to judgment or other final determination, together with all costs of enforcement and/or collection of any judgment or other relief.  The term “prevailing party” shall include, without limitation, a party who obtains legal counsel or brings an action against the other by reason of the other’s breach or default and obtains substantially the relief sought, whether by compromise, settlement or judgment.  If such prevailing party shall recover judgment in any such action, proceeding or appeal, such costs, expenses and attorneys’ and paralegals’ and others’ fees shall be included in and as a part of such judgment.

13.8         Pre-Closing Notice of Termination.  If either Developer or Seller elects to terminate this Agreement pre-Closing, as may be permitted hereinabove, it will submit to the Escrow Holder and the other party hereto a notice of termination in duplicate.  If the Escrow Holder receives a notice of termination, it is instructed to mail and fax one copy to the other such party within one (1) business day.  If the Escrow Holder has not received a written objection from the other party within five (5) business days after mailing and faxing the copy, the Escrow Holder is to (i) comply with the instructions contained in the notice of termination, (ii) pay cancellation charges out of any funds on deposit in this Escrow, and (iii) cancel this Agreement.

13.9         Specific Performance.  The parties understand and agree that the Property is unique and for that reason, among others, Developer will be irreparably damaged in the event that this Agreement is not specifically enforced.  Accordingly, in the event of any breach or default in or of this Agreement or any of the warranties, terms or provisions hereof by Seller, Developer shall have, in addition to a claim for damages for such breach or default, and in addition and without prejudice to any right or remedy available at law or in equity, the right to demand and have specific performance of this Agreement.

13.10       Relationship.  It is not intended by this Agreement to, and nothing contained in this Agreement shall, create any partnership, joint venture, financing arrangement or other agreement between Developer and Seller.  No term or provision of this Agreement is intended to be, or shall be, for the benefit of any person, firm, organization or corporation not a party hereto, and no such other person, firm, organization or corporation shall have any right or cause of action hereunder.

13.11       Authority.  The individuals signing below represent and warrant that they have the requisite authority to bind the entities on whose behalf they are signing.

13.12       Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

13.13       Time of the Essence.  Time is of the essence in this Agreement and with respect to all of its terms.

13.14       Approval or Consent.  This Agreement and all documents and agreements to be executed in connection with this Agreement shall be subject to the following or a similar provision:  Unless otherwise provided herein, no approval or consent of a party required by any provision hereof shall be unreasonably or arbitrarily withheld or delayed nor shall a party require as a condition of such approval or consent the payment of any money other than the reasonable costs of review of such party’s attorneys and a reasonable service charge.  Each party shall use its commercially reasonable efforts to cooperate with the other party in expediting all requests for approval or consent and if such approval or consent is refused, the party shall so state in writing and give its reasons therefor.  If a party shall fail to approve or disapprove with the reasons therefor any requested approval or consent within thirty (30) days after such party shall have received from a party all documents or information reasonable necessary for such party to determine such matter, then and in any such event such request by such party shall be deemed approved.

13.15       Good Faith Negotiations.  If, at any time during the effectiveness of this Agreement, or after the termination thereof, any dispute, difference or conflict shall arise, and before any step to commence arbitration or litigation is taken, the parties shall first negotiate in good faith to resolve such controversy.

13.16       Cooperation.  The parties agree to execute any and all documents at or following the Closing which may reasonably be required to carry out the purposes of this Agreement.

13.17       Partial Invalidity.  In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect which is not material to the transactions contemplated hereunder, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

ARTICLE 14
DEFINITIONS

“Area” means the residential, recreation and other areas, e.g. archaeological preserve, outlined and labeled as to proposed use on the Concept Plan.

“Beach Club” means the beach club to be constructed in two phases in approximately located in the area labeled “Beach Club” on the Concept Plan.  “Phase I Beach Club” means a beach club which includes a minimum of (w) 5,000 square feet of indoor and outdoor social area (of which not less than 2,500 square feet will be covered), and will include but not be limited to areas for casual dining, bar, restroom and showers; (x) pool; (y) parking in satisfaction of the County requirements for the Phase I Beach Club (together with designated space for the creation of parking sufficient to satisfy the County requirements for the Phase II Beach Club), including required handicapped stalls; and (z) 130,000 square feet of landscape/hardscape area, to be constructed within Increment 1.  The overall quality of construction and finish of the Phase I Beach Club will be comparable to the class of facilities at the Hualalai and Kukio Resorts as of the date of this Agreement.  “Phase II Beach Club” means the expansion of the Phase I Beach Club within Increment 1, to be constructed by the developer of Increment 2 pursuant to a separate lease agreement for Increment 2.  The overall quality of construction and finish of the Phase II Beach Club will be comparable to the class of facilities at the Hualalai and Kukio Resorts as of the date of this Agreement.

“Coastal Planning Area Subzone” means all areas so designated under the Kaupulehu Integrated Resource Management Plan dated June 1998.  The Coastal Planning Area Subzones situated within the Real Property are shown on the Concept Plan.

“Golf Course” means the golf course to be developed on approximately 210 acres of land approximately in those Areas of Lot 4A labeled “Golf Course” on the Concept Plan.  The Golf Course will include a clubhouse (the “Club House”), parking lot, practice range, and maintenance, storage and landscaping facilities to service it.

“Interpretive Center and Public Access Facilities” means (i) the Interpretive Center, which includes restrooms and sufficient parking in satisfaction of County requirements and a minimum (x) 750 square feet of roofed, open area, (y) 250 square feet of office space, and (z) 2,500 square feet of grass/lawn area, and (ii) the Public Access Facilities, which include the access road, parking, restroom and shower facilities.

“KS” means Kamehameha Schools and also known as the Trustees of the Estate of Bernice Pauahi Bishop, the fee owner of Lot 4.

“Original Ground Lease” is Bishop Estate Lease No. 12,260 dated April 14, 1961, a short form of which is recorded in the Bureau of Conveyances in Liber 4536 at Page 580, as amended to the date of this Agreement.

“Step-In Agreement” means that certain Agreement Re Step-In Rights of Kaupulehu Developments Under Lot 4A Lease, of even date herewith, by and among Lessor, Lessee, KD and Farallon Enclave, LLC.

“Unit” means a single family lot as depicted on the Concept Plan (as such Concept Plan may be amended from time to time).

“Water Agreement” means that certain June 30, 1992 Kaupulehu Water Agreement entered into by and between Seller, KMV and PIA-Kona Limited Partnership, a short form of which is recorded in the Bureau of Conveyances as Document No. 92-112241.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, Seller and Developer have executed this Agreement as of the date first above written.

KAUPULEHU DEVELOPMENTS,			WB KD ACQUISITION, LLC,
a Hawaii general partnership			a Delaware limited liability company

By:	BARNWELL HAWAIIAN PROPERTIES, INC. a Delaware corporation, General Partner		By:	WB Kaupulehu, LLC, a Delaware limited liability company, its sole member

	By:			By:
		Alexander C. Kinzler		Name:
		President		Title:

By:	CAMBRIDGE HAWAII LIMITED PARTNERSHIP, a Hawaii limited partnership				“Developer”

	By:	BARNWELL KONA CORPORATION, a Hawaii corporation, General Partner

By:
Alexander C. Kinzler
President
“SELLER”

List of Exhibits to Purchase and Sale Agreement

Exhibit Number	Title of Exhibit

A	Subdivision map showing subdivision of Lot 4 into Lots 4A, 4B and 4C

B	Legal Description of Lot 4A

C	Concept Plan

D	Memorandum of Agreement

E	Title Report

E1	ALTA Policy of Title Insurance

F	Certificate of Federal and State of Hawaii Non-Foreign Status

G	KMV’s and KVA’s Interest in Real Property

H	Contracts, Leases and Other Documents, Agreements or Instruments Affecting the Property

I	Permits, Licenses, Approvals, Certificates and Entitlements Pertaining to the Real Property